UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2001

TROOPER TECHNOLOGIES INC.
(Translation of registrant's name into English)

Suite 1020 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [X] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

Schedule A:

Trooper Technologies Inc.

Consolidated Financial Statements

for the three months ended January 31, 2001

Trooper Technologies Inc.

Consolidated Balance Sheet

As at January 31, 2001 and October 31, 2000

(in Canadian dollars)

(Unaudited - prepared by management)

	January 31, 2001	October 31, 2000

ASSETS
Current Assets
Cash and cash equivalents	$ 557,724	$ 440,736
Accounts receivable	324,123	281,010
Inventory	29,272	19,556
Prepaid expenses and advances	238,871	568,621
Amount due from Themo Tech Waste Systems Inc.	-	500,267
	1,149,990	1,810,190

VAT receivable	305,154	301,007
Deposits - note 3	2,238,571	921,515
Deferred charges - note 4	1,056,918	1,134,250
Capital assets - note 5	7,210,475	7,056,714

	$ 11,961,108	$ 11,223,676
LIABILITIES
Current Liabilities
Bank loans	$ 225,262	$ -
Accounts payable and accrued liabilities	1,090,639	918,573
Due to related parties	-	2,403
	1,315,901	920,976

Private placement - note 11	1,257,001	-
Non-controlling interest	1,100,805	984,134
	2,357,806	984,134

SHAREHOLDERS' EQUITY
Capital stock
Authorized
50,000,000 common shares of no par value
Issued and fully paid (note 6)	21,872,807	21,525,507

Deficit accumulated during development stage	(13,585,406)	(12,206,941)

	8,287,401	9,318,566

	$ 11,961,108	$ 11,223,676

signed by /s/ Stan Lis Director

signed by /s/ Iwona Kozak Director

Trooper Technologies Inc.

Consolidated Statement of Loss and Deficit

For the three months ended January 31

(in Canadian dollars)

(Unaudited - prepared by management)

	2001	2000	1999

Revenue	$ 351,900	$ -	$ -

Expenses
Accounting	$ 43,221	$ 14,353	$ 24,446
Advertising	8,699	-	-
Amortization of capital assets	129,699	18,184	5,656
Amortization of deferred charges	77,333	-	-
Automobile	63,085	14,442	16,711
Bank charges and interest	6,832	4,257	2,789
Computer services	19,054	4,975	6,631
Consulting fees	87,252	11,928	51,226
Filing fees	5,000	215	1,750
Legal	30,248	22,558	47,019
Management fees	203,704	98,208	58,500
Meals and entertainment	10,683	13,098	13,072
Installation, materials and maintenance	152,875	-	-
Office and other	22,852	17,297	25,244
Promotion and investor relations	2,157	5,899	26,530
Rent	103,090	28,386	38,846
Sales and marketing	23,709	-	-
Shareholder information	11,808	715	3,584
Tariffs and duties	64,714	1,249	133
Telephone	38,632	11,435	16,817
Transfer agent	10,716	469	948
Travel	44,528	3,126	19,015
Wages	217,406	89,460	48,237
	1,377,297	360,254	407,154

Loss before undernoted items	1,025,397	360,254	407,154

Foreign exchange loss (gain)	459,710	182,396	(211,040)
Interest income	(24,779)	(99,396)	(146,847)

	434,931	83,000	(357,887)

Non-controlling interest	(81,863)	-	-

Net loss	1,378,465	443,254	49,267

Deficit, beginning of year	12,206,941	6,194,814	5,520,478

Deficit, end of year	$ 13,585,406	$ 6,638,068	$ 5,569,745

Loss per share	$ 0.06	$ 0.02	$ 0.00

Weighted average number of shares	21,664,997	18,153,094	18,090,628

Trooper Technologies Inc.

Consolidated Statement of Cash Flows

For the three months ended January 31

(in Canadian dollars)

(Unaudited - prepared by management)

	2001	2000	1999

Operating Activities
Net loss	$ (1,378,465)	$ (443,254)	$ (49,267)
Items not involving cash
Amortization of capital assets	129,699	18,184	5,656
Amortization of deferred charges	77,333	-	-
Non-controlling interest	(81,863)	-	-

	(1,253,296)	(425,070)	(43,611)
Change in non-cash working capital	1,170,369	24,161	18,796
	(82,927)	(400,909)	(24,815)

Financing Activities

Private placement	1,257,001	-	-
Due to related parties	(2,403)	12,122	16,899
Proceeds on convertible debt	-	-	-
Capital stock issued	347,300	69,000	-
	1,601,898	81,122	16,899

Investing Activities

Purchase of capital assets	(84,927)	(1,409)	9,599
Deposits	(1,317,056)	-	-

	(1,401,983)	(1,409)	9,599

Increase in cash	116,988	(321,196)	1,683

Cash position at beginning of period	440,736	8,029,194	8,478,123

Cash position at end of period	$ 557,724	$ 7,707,998	$ 8,479,806

Schedule B:

Trooper Technologies Inc.

Notes to Consolidated Financial Statements

January 31, 2001

(in Canadian dollars)

(Unaudited - prepared by management)

1. Nature of Operations

Trooper Technologies Inc. ("Trooper" or the "Company") has three business interests in the country of Poland. Our principal businesses are providing cable TV, business-to-business Internet telephony service and meat waste handling.

We were incorporated on March 28, 1979 under the name of "Clear Mines Ltd." by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada. We consolidated our shares on a one new for four old shares basis and changed our name to "Redwood Resources Inc." on August 16, 1985. We again consolidated our shares on a one new for three old shares basis and changed our name to "Trooper Explorations Ltd." on May 29, 1992.

2. Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. There are no changes in accounting methods in the preparation of these interim statements and the statements for the year ended October 31, 2000.

a) Basis of presentation

These consolidated financial statements include the accounts of the Company and the following subsidiaries. All intercompany transactions and balances have been eliminated.
	Country of Incorporation	Percentage ownership %
EES Waste solutions Limited	Cyprus	100.0%
International Eco-Waste Systems S.A. ("Eco-Waste")	Poland	100.0%
Stream Communications Sp. z o.o. ("Stream")	Poland	100.0%
Polvoice.com Sp. z o.o. ("Polvoice")	Poland	68.8%
Bielsat.com Sp. z o.o. ("Bielsat")	Poland	51.0%

b) Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturity less than three months.

c) Inventory

Inventory is valued at the lower of cost and net realizable value, determined on a first-in, first-out basis.

d) Deferred charges

Charges relating to the start-up of the Company's current activities have been deferred and are amortized on a straight-line basis over a period of five years

Trooper Technologies Inc.

Notes to Consolidated Financial Statements

January 31, 2001

(in Canadian dollars)

(Unaudited - prepared by management)

e) Capital assets

Capital assets are stated at cost less accumulated amortization. Amortization is provided for using the declining-basis method at the following rates per annum:

Automobiles	20% - 30%
Buildings	3%
Computer hardware	30%
Computer software	20% - 100%
Furniture, fixtures, equipment and cable television network equipment	20%
Plant and machinery	30% - 45%

f) Revenue recognition

A significant portion of revenue is derived from cable TV subscriber fees. Subscriber fees are recorded as revenue in the period the service is provided.

g) Foreign currency translation

Financial statements of our foreign subsidiaries are translated using the temporal method whereby all monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expense items are translated at rates which approximate those in effect on transaction dates. Gains or losses arising from restatement of foreign currency monetary assets and liabilities are included in earnings.

h) Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Fully diluted loss per share, which has been calculated on the basis that all share options and warrants were exercised at the beginning of the year, is not presented as the effect of the outstanding is anti-dilutive.

i) Income taxes

The Company uses the deferral method of accounting for income taxes.

j) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

k) Stock option plan

The Company has a stock option plan which is described in note 8. No compensation expense is recognized when stock options are issued. Any consideration received on exercise of stock options is credited to capital stock.

Trooper Technologies Inc.

Notes to Consolidated Financial Statements

January 31, 2001

(in Canadian dollars)

(Unaudited - prepared by management)

3. Deposits

The Company advanced $2,238,571 for preliminary agreements to purchase MTK So. Z o.o., and SAT-KOM Sp. z o.o., cable television network companies located in Poland. Bank financing has been arranged in Poland to replace these deposits.

4. Deferred charges

	January 31, 2001	October 31, 2000
Start-up costs	$ 1,546,650	$ 1, 546,650
Accumulated amortization	(487,732)	(412,400)
	$ 1,058,918	$ 1,134,250

5. Capital assets
	Cost	Net Book Value Accumulated Amortization	January 31, 2001	October 31, 2000
Automobiles Buildings Cable television network equipment Computer hardware Computer software Equipment Furniture and fixtures Land Plant construction-in-progress	$ 194,965 54,881 4,632,502 118,222 112,990 31,990 203,158 146,184 2,126,258	$ 64,572 2,227 184,811 53,963 11,087 25,531 68,484 - -	$ 130,393 52,654 4,447,691 64,259 101,903 6,459 134,674 146,184 2,126,258	$ 65,040 53,051 4,476,231 65,191 73,792 6,799 133,700 146,184 2,036,726
	$7,621,150	$ 410,675	$7,210,475	$7,056,714

6. Capital stock

(a) Authorized: 50,000,000 common shares of no par value

(b) Summary of shares issued during period:

Issued for Cash	Date	Number of Shares	Price	Share Capital
Balance forward Stock option	11/1/00 12/22/00	21,644,778 14,000	$2.65	$ 21,525,507 37,100
Stock option	12/31/00	220,000	$1.41	310,200
Balance	1/31/01	21,878,778		$ 21,872,807

Trooper Technologies Inc.

Notes to Consolidated Financial Statements

January 31, 2001

(in Canadian dollars)

(Unaudited - prepared by management)

(c) Summary of options granted

Date Granted Number of Shares Price  Expiry Date

Iwona Kozak 1/2/01 242,000 $ 1.60 1/2/06

(d) Summary of directors' and employees' stock options, warrants and convertible securities outstanding:

Security	Number of Shares	Exercise Price	Expiry Date
Director's and Employees' Stock Options	100,000 357,500 60,000 242,000 355,000 341,000 357,500 90,000 14,062	$ 1.41 2.62 2.65 1.60 2.65 1.59 2.62 2.65 2.65	4/12/04 2/4/05 7/26/05 1/2/06 7/26/05 1/27/05 2/4/05 7/26/05 4/12/04
Total	1,917,062

Warrants and rights

Two share purchase warrants to purchase one common share at $2.85 per share until July 12, 2002.

Outstanding 1,195,000 $ 2.85 July 12, 2002

(e) Shares in Escrow or Subject to a Pooling Agreement: nil

7. Related party transactions

a) The Company paid or accrued amounts to shareholders and companies controlled by directors as follows:

For the three months ended January 31

2001 2000 1999

Management fees $ 203,704 $ 98,208 $ 58,500

8. Contingencies

Bovine Spongiform Encephalopathy ("BSE")

On December 5, 2000, the European Commission imposed a six-month ban on meat and bone meal products due to the risk of BSE spread by these products. The Company may change direction in regards to the meat rendering business to avoid liability and uncertainty from the fallout from BSE. As part of the business process of establishing a meat rendering facility, the Company holds a hazardous waste licence. The Company may utilize this licence to start operations in the hazardous waste business. The original business plan of the Company was to develop environmental waste processing.

Trooper Technologies Inc.

Notes to Consolidated Financial Statements

January 31, 2001

(in Canadian dollars)

(Unaudited - prepared by management)

9. Segmented information

The Company has three reportable segments: animal waste rendering, cable TV services, and internet services. The animal waste business is in the development stage and the Company may change its business strategy as the animal waste business is undergoing considerable change throughout the world with regard to the problems associated with BSE. The cable TV services segment and the internet services segment provide cable TV and internet connections in Poland, respectively.
For the three months ended January 31, 2001	Animal waste rendering	Cable TV services	Internet services	Total
Revenue from external customers	$ -	$ 336,808	$ 15,092	$ 351,900
Bank charges and interest expense		162,473	176	162,649
Amortization	1,297	123,885	3,455	128,637
Segment loss	(102,414)	(482,000)	(104,264)	(688,678)
Segment assets	2,428,944	8,081,175	169,953	10,680,072
Expenditure for segment capital assets	-	84,927	-	84,927
For the year ended October 31, 2000	Animal waste rendering	Cable TV services	Internet services	Total
Revenue from external customers	$ -	$ 318,198	$ 14,586	422,487
Bank charges and interest expense	6,280	271,468	30,146	307,894
Amortization	4,401	118,263	34,534	157,198
Segment loss	(1,303,380)	(1,274,344)	(363,264)	(2,940,988)
Segment assets	2,796,274	6,725,241	145,932	9,667,447
Expenditure for segment capital assets	1,046,985	4,009,238	52,904	5,109,127
Reconciliation of reportable revenues, segment loss and segment assets	Three months ended January 31, 2001	Year ended October 31, 2000
Loss
Total loss for reportable segments	(688,678)	(2,940,988)
Unallocated head office loss	(689,787)	(1,225,189)
	(1,378,465)	(4,166,177)
Assets
Total assets for reportable segments	10,680,072	9,667,447
Unallocated head office assets	14,796,101	13,328,988
Elimination of intercompany balances	(13,515,065)	(11,772,759)
	11,961,108	11,223,676
Bank charges and interest expense
Total bank charges and interest expense for reportable segments	162,649	307,894
Unallocated head office bank charges and interest expense	6,656	109,281
Elimination of intercompany interest expense	(162,473)	(338,721)
	6,832	78,454
Amortization of capital assets
Amortization of capital assets	128,637	157,198
Unallocated head office amortization	1,062	12,778
	129,699	169,976
Expenditures for segment capital assets
Expenditures for segment capital assets	82,476	5,109,127
Unallocated head office expenditures	2,450	4,434
	84,927	5,113,561

Trooper Technologies Inc.

Notes to Consolidated Financial Statements

January 31, 2001

(in Canadian dollars)

(Unaudited - prepared by management)

Geographic information

Revenues are attributed to countries based on location of customer

	Three Months ended January 31, 2001		Year ended October 31, 2001
	Revenues	Capital Assets	Revenues	Capital Assets
Canada	$ -	$ 24,804	$ -	$ 23,659
Poland	351,900	7,210,475	332,784	7,033,055
	$351,900	$7,210,475	$ 332,784	$7,056,714

10. List of directors

Stan Lis

Jan Rynkiewicz

Iwona Kozak

Glenn Little

11. Private Placement

On January 22, 2001 the Company a private placement of 1,000,000 units at a price of $1.75 per unit. Each unit consists of one common share and one-half share purchase warrants purchasing additional shares at $2.00 each. At January 31, 2001, the Company had received funds totaling $1,271,001 less commissions of $14,000. Commissions are payable at a rate of approximately 8%.

12. Subsequent events

Subsequent to January 31, 2001, the supervisory board of the Company has asked the Company and Eco-Waste to look into other uses of hazardous waste licence held by Eco-Waste and to prepare a business plan for that application.

Overview

Our company, Trooper Technologies Inc. is a public company listed on the Canadian Venture Exchange (CDNX), the Frankfurt Stock Exchange, Third Segment, in Germany and on the Pink Sheets in the United States. We are focusing our efforts on business opportunities in Central and Eastern Europe. Headquartered in Vancouver, Canada, with offices in Warsaw, Poland, we are a development stage technology company with three business interests in Poland.

We hold a 100% interest in Stream Communications Sp. z o.o. ("Stream"), a cable TV provider; a 68.8% interest in PolVoice.com Sp. z o.o. ("PolVoice"), a business-to-business internet telephony service and a 100% interest in International Eco-Waste Systems S.A. ("Eco-Waste"), which is building modern waste rendering plants in Poland.

We prepare our financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principals (GAAP). We generate revenues in Polish zloty and incur expenses in Polish zloty, Canadian dollars and United States dollars. Currency fluctuations affected reported figures negatively by $459,710 for the three months ended January 31, 2001 and $150,019 for the year ended October 31, 2000. For the three months ended January 31, 2001 we have a loss of $1,410,582 that includes the foreign exchange loss. The following table gives the exchange rates for Canadian dollars, US dollars and Polish zloty. The increase in the value of the Polish zloty against the Canadian dollar has caused the greatest portion of the foreign exchange loss.

Canadian $ to Polish zloty	Close	Average	High	Low
Year ended Oct 31/00	3.0487	2.9277	3.1297	2.7518
Quarter ended Jan 31/01	2.7293	2.8439	3.0545	2.7097
Canadian $ to US dollar
Year ended Oct 31/00	.6534	.6786	.6983	.6525
Quarter ended Jan 31/01	.6654	.6571	.6710	.6397

Stream Communications Sp. z o.o.

Stream is in the business of acquiring and operating a cable television business in Poland. Stream's business objective is to create a multimedia company offering cable television services in Southern Poland. Stream's head office is located in Krakow.

In October 1999, we acquired a 59% interest in Stream for total consideration of $80,000 USD ($117,630 CDN, 337,410 zloty). On January 1, 2001, a change in Government policy allowed foreign ownership to be unlimited. On January 15, 2001 pursuant to the change in Government policy regarding foreign ownership, the Company purchased from the other shareholders the balance of issued shares (41%) in Stream making Stream wholly owned (100%) by the Company. The sum of $97,000 USD ($145,785 CDN, 397,603 zloty) was paid to Castle Holdings Ltd., Adam Wójcik and Dobroslaw Ploskonka, related parties to the Company.

On September 1, 2000, Stream entered into a term sheet agreement ("Term Sheet") with three arm's length European financial investors, American International Group, Inc., AIG New Europe Fund; Advent Central and Eastern Europe Fund II, L.P.; and Poland Investment Fund (collectively, the "Financial Investors"). The Term Sheet envisions the collective equity investment by the;

    Financial Investors as to up to $56 million USD ($84.2 million CDN, 229.5 million zloty); and

    us as to up to $9.01 million USD ($13.5 million CDN, 36.9 million zloty)

for a total of up to $65 million USD ($97.7 million CDN, 266.4 million zloty) over the next three years. This will provide for the Financial Investors to earn up to a 70% interest in Stream.

The first tranche provides that the Financial Investors make an initial investment of $15 million USD ($22.5 million CDN, 61.5 million zloty) subject to:

(a)Stream having acquired and fully paid for 30,000 cable subscribers - which is represented by:

    Stream's initial acquisition of Elektromontaz (10,805 subscribers),

    Bielsat.com (3,622 subscribers, and

    the acquisition of other cable television companies in Poland to acquire an additional 15,573 subscribers to satisfy the 30,000 subscriber threshold, and

    (b) Stream is able to demonstrate to the Financial Investors that it has contractually committed acquisitions (under terms acceptable to the Financial Investors) of at least 70,000 subscribers (in addition to the existing 30,000 subscribers). The Financial Investors' have no obligation to make the initial investment until Stream has completed the above conditions precedent. If we do not invest the $9.01 million USD follow-up investment ($13.5 million CDN, 36.9 million zloty) to match funds put up by the Financial Investors, then we will only maintain an 18% interest in Stream.

    The investment structure of Stream and resulting equity position will be as follows:

	1st Tranche	2nd Tranche	3rd Tranche	4th Tranche	5th Tranche
	$ million	$ million	$ million	$ million	$ million
Financial Investors New Cash Injection	23.0 CDN (15.0 USD)	15.3 CDN (10.0 USD)	15.3 CDN (10.0 USD)	15.3 CDN (10.0 USD)	16.8 CDN (11.0 USD)
Financial Investors Cumulative Investment	23.0 CDN (15.0 USD)	38.3 CDN (25.0 USD)	53.6 CDN (35.0 USD)	68.9 CDN (45.0 USD)	85.7 CDN (56.0 USD)
Our Company's Follow-up Investment		3.4 CDN (2.2 USD)	3.4 CDN (2.2 USD)	3.4 CDN (2.2 USD)	3.7 CDN (2.41 USD)
Our Company's Cumulative Investment	9.2 CDN (6.0 USD)	12.6 CDN (8.2 USD)	15.9 CDN (10.4 USD)	19.3 CDN (12.6 USD)	23.0 CDN (15.01 USD)
Total Equity	45.9 CDN (30.0 USD)	64.6 CDN (42.2 USD)	83.2 CDN (54.39)	101.9 CDN (66.59 USD)	122.4 CDN (80.0 USD)
Financial Investors' Shareholdings	50%	59.2%	64.3%	67.6%	70.0%
Our Company's Shareholdings	50%	40.8%	35.7%	32.4%	30.0%

    Stream's total cost for its initial 14,427 subscribers was approximately $2,655,000 CDN ($1,735,000 USD); i.e. at an average cost of approximately $120 USD ($181 CDN. 492 zloty) per subscriber. Since the initial purchases of Elektromontaz and Bielsat.com, preliminary agreements for additional acquisitions have been signed by Stream. Evans & Evans, Inc. were engaged and prepared an independent report on the indication of value of three of the acquisitions. The indication of value conclusions supported the purchase price of the acquisitions.

    Preliminary agreements for a total of 20.5 million zloty ($4.6 million USD, $7.0 million CDN) have been signed with:

            Sat-Kom Sp. z o.o. ("Sat-Kom"),

            Miejska Telwizja Kablowa Sp. z o.o. ("MTK"), and

            GimSat Sp. z o.o. ("GimSat").

The average cost per subscriber was 748 zloty ($168 USD, $257 CDN). At January 31, 2001, over 41,000 subscribers can be obtained by the acquisition of other cable companies at a total cost of 32,784,532 zloty ($8.0 million USD, $12.0 million CDN). The average cost per subscriber at January 31, 2001 was 798 zloty ($195 USD, $293 CDN). In addition to financing from the Financial Investors, Stream has made arrangements with a Polish Bank to fund these purchase acquisitions and/or return funds to the parent.

PolVoice.com Sp. z o.o.

Since its inception in October 1999, PolVoice has been working on the development of software and hardware to allow it to offer Internet services in Poland. PolVoice was established to create an integrated hardware and software platform that will transmit real time data, voice, fax, and media over the Internet. The number of employees has increased from 2 in 1999 to 20 part-time and full-time employees in 2000. On August 22, 2000, PolVoice was granted a license to provide telecommunications services in Poland. The license allows PolVoice to commercialize its propriety software and hardware over the Internet in Poland.

PolVoice sells its products and services by implementing two strategies: (1) direct sales, and (2) retail sales. Both of these strategies are directed at medium to large companies with offices across Poland. The Company focuses its emphasis on financial institutions such as banks, brokerage houses and insurance companies for the use of PolVoice services.

With respect to direct sales, PolVoice uses a hired sales force for direct business-to-business sales (no sales to individual customers) that include apart from selling its software and hardware, the implementation and maintenance services. This will be backed by a promotional campaign across Poland, emphasizing PolVoice's professional services, image, superior quality of products and will include advertising in business magazines, direct mail-out, trial offers, etc.

Secondly, PolVoice also sells its proprietary software through traditional distribution channels: retail, mail orders, Internet.

International Eco-Waste Systems S.A.

Eco-Waste is in the business of constructing and operating rendering plants in Poland. Our subsidiary's main business objective is to possess 20% of the Polish market for high quality animal-meal and processed animal-fat products by 2003. Eco-Waste does not currently have any rendering plants in operation; however, we plan to construct three animal-waste rendering plants in Zabokliki, Torun and Rawa Mazowiecka, Poland. We anticipate that the Zabokliki plant will be operational by 2002 and the Torun and Rawa Mazowiecka plants will be operational by 2003.

On March 2, 2000, Eco-Waste received its final Civic Work Permit for the construction of its initial rendering plant in Zabokliki, Poland. The permit includes the first license for utilization of meat waste in Poland since 1983. In preparation for the construction of the rendering plant, Eco-Waste completed building a concrete slab for the factory foundation, fencing, internal and access roads. The construction was suspended on December 1, 2000 due to the winter season in Poland.

On December 5, 2000, the European Commission imposed a six-month ban on meat and bone meal products due to the risk of bovine spongiform encephalopathy (BSE) spread by these products. The Company may change direction in regards to the meat rendering business to avoid liability and uncertainty from the fallout from BSE. As part of the business process of establishing a meat rendering facility, the Company holds a hazardous waste licence. The Company may utilize this licence to start operations in the hazardous waste business. The original plan of the Company was to develop environmental waste processing business.

Eco-Waste could have financed the construction of the plant by way of a commercial loan obtained on November 19, 1999 from Big Bank Gdanski S.A. ("Big Bank"). Pursuant to this loan, Eco-Waste may have obtained up to $7,150,000 USD ($10.7 million CDN, 29.3 million zloty) from Big Bank. This loan facility has expired and all charges relating to this loan were written off in the year ended October 31, 2000. Recent discussions with Big Bank indicate that we can reactivate this facility for the construction of the plant and necessary modifications.

Results of Operations

Revenue from operations for the first quarter ended January 31, 2001 was $336,808 from cable and $15,092 from PolVoice for a total of $351,900. The first revenues generated by the Company was in 2000 and for the year ended October 31, 2000 revenue from cable was $318,198 and from PolVoice $14,586. In the previous year these revenues were not considered significant and accordingly we were categorized as a development stage company. We are no longer in the development stage. The operating loss for the 1st quarter ended January 31, 2001 was $1,025,937. In the comparable period in the previous two years the loss for the 1st quarter was $360,254 and $407,154 respectively. The operating loss segment was $482,000 for cable services and $104,264 for internet services. The operations of Stream and PolVoice were acquired in late 1999. Increases in expenses are simply a result of increased operations and activity. Several new categories of expenses have been added that reflect the operations of cable services, namely; installation - $152,875, advertising - $8,699 and sales and marketing - $23,709. Travel expense has increased with the increased activity in business, and meetings with the Financial Investors.

Liquidity and Capital Resources

Our working capital deficiency as at January 31, 2001 was $165,911. Funds were used in operations for a total of $1,253,296, $84,927 for the purchase of capital assets and an increase in advances to purchase cable networks of $1,317,056. Our working capital as at October 31, 2000 was $889,214 being down by $2,934,624 from the previous year ended October 31, 1999 when the working capital was $3,823,838. Funds were used in operations for a total of $3,136,458, the purchase of capital assets for $5,113,561 and advances to purchase cable networks for a total of $921,515.

Liquidity of our assets is very low. We cannot convert our assets readily into cash, except that we are entering a phase of being able to securitize assets against cash flow. Stream has recently negotiated a bank loan of 7.4 million zloty ($1.8 million USD, $2.7 million CDN) at 1% over prime to be available for the purchase of cable networks. This would be repaid from cash flow from our cable network business in Stream. Our main source of funds is still from equity sources.

We expect to have a revenue flow from Stream in the ensuing year. If we reach our planned acquisition level of 300,000 subscribers, our projected revenue could be in excess of $6 million annually. We do not expect any cash flow from Eco-Waste until 2002. To meet our short term cash needs, as at January 31, 2001, Stream requires an estimated $1 million to complete its equity threshold of $9 million ($6 million USD) as required by the Investors and 22% of the second tranche of financing; Eco-Waste requires $10 million to complete its construction of its plant and PolVoice requires an estimated $500,000 for business development. In addition, we have administrative expenses in the parent Company and Eco-Waste estimated to be $1.9 million for the next fiscal year. In the years following October 31, 2001, we will have cash requirements of $7.01 million USD to match contributions made by the Investors in Stream.

On January 22, 2001 we announced a private placement of 1,000,000 units at a price of $1.75 per unit. Each unit consists of one common share and one-half share purchase warrants purchasing additional shares at $2.00 each. Commissions are payable at approximately 8%. At March 20, 2001, we had received funds totaling $1,257,001. In addition, $347,300 was received from the exercise of 234,000 shares under stock option plans.

Accounts receivable of $305,154 is a non-current asset reflecting a possible VAT offset. Under Polish law, VAT can be carried forward for 36 months, after which time, if there is no output VAT to offset the input, the credits are lost.

Eco-Waste was approached by a private equity fund, European Renaissance Capital ("Renaissance"), a division of Renaissance Partners Inc., managed by ABN AMRO bank, with a proposal to sell up to 50% of Eco-Waste for $6.7 million USD ($10.1 million CDN, 27.5 million zloty). In August of 2000 Eco-Waste signed a "Term Sheet" with Renaissance whereby Eco-Waste agreed to sell up to a 50% preferred, convertible equity interest to Renaissance for $6.7 million USD. This proposed investment, together with Eco-Waste's existing loan arrangement and future debt financings, is expected to enable Eco-Waste to accomplish its present business objective of building an aggregate of three rendering plants in Poland by 2003. The total capital expenditure to build the three rendering plants is expected to be approximately $33 million USD ($49.6 million CDN, 135.3 million zloty), excluding taxes and interest. We are monitoring the BSE situation and we may make modifications to our design to accommodate new government policy.

Our senior management establishes our overall funding and capital policies, monitors the availability of sources of financing and reviews the foreign exchange risk. We will continue to raise funds by way of private placements in our capital stock, exercise of stock options and warrants, sale of equity in its subsidiaries, and mortgages and loans, although there can be no guarantee that such funds will be available in the future. We have received the majority of funding by way of private placement of our common shares. For the period from November 1, 1996 to January 31, 2001, through private placements we have raised in excess of $13 million of which 67% of the placees were investment funds, namely Invesco International Limited, Regent CIS Fund, US Global Accolade, East European Fund and Manulife Regent Global Fund. We intend to continue our relationship with these funds and also intend to pursue other funds, particularly those with interests in Eastern Europe. We will accomplish this by way of visitation and market awareness programs.

Our projections for the next fiscal year are as follows:

Planned Expenditures
Acquisitions of cable TV companies (Stream)	$58,207,500
Development of Telecommunications hardware and software (PolVoice)	250,000
Marketing of PolVoice's services	250,000
Rendering Project in Eco-Waste	13,000,000
Working Capital	2,000,000
Overheads	1,900,000
Total:	$75,607,500
Planned Funding
Stream Investors	50,351,850
Private placement January 2001	1,750,000
Exercise of stock options	347,300
Renaissance Partners	10,100,000
Eco-Waste mortgage	2,000,000
Stream bank loans	2,700,000
Equity financings required	8,358,350
Total:	$75,607,500

Taxation in Poland

The Polish tax system has been modernized in recent years. In 1992, corporate profits tax and personal income tax were introduced, followed by value-added tax (VAT) in 1993. Poland also taxes real property, transport vehicles, inheritance and gifts.

Polish resident companies are subject to corporate income tax on their worldwide income, while non-residents are subject to corporate income tax only on income derived in the territory of Poland. Worldwide income is a tax base for business entities with registered offices or seats or places of management in Poland. Other entities are taxed on profits earned in Poland only. Corporations are subject to corporate profits tax at a rate of 30% in 2000. This tax will be reduced at the rate of 2 % per year till year 2004. Income derived by foreign entities from certain sources such as interest, dividends and income from royalties paid abroad, is subject to tax at a rate of 20%, and is frequently reduced by a tax treaty.

A company with foreign share holding formed in Poland is under the Polish law and treated in the same manner as a company with Polish share holding. Full repatriation of after-tax profits and capital is allowed, and companies with 100% foreign participation are permitted. Capital introduced into Poland by foreign investors may be freely withdrawn. Full repatriation of profits and divided payments is allowed without obtaining a permit. Companies must account for withholding tax to the Polish Tax authorities on any distributed dividends unless a treaty provided otherwise. To avoid double taxation, Poland has devised tax treaties with more than 60 countries.

Investor Relations

The expense for the three months ended January 31, 2001 was $2,157 for promotion and $11,808 for news dissemination.

Subsequent Events

The supervisory board of the Company has recommended to the Company and to Eco-Waste to examine other opportunities for the use of the hazardous waste licence held by Eco-Waste and to prepare a business plan for a project so identified.

Forward-Looking Statements

Forward-looking statements are identified by the use of the words "believe," "expect," "anticipate," "intend," "estimate" and other expressions that indicate future events and trends. Any forward-looking statement speaks only as of the date on which such statement is made.

Many factors could cause actual results to differ materially from our forward-looking statements. Among these factors are increasing price and product competition by foreign and domestic competitors, fluctuations in the cost and availability of materials, the ability to maintain favorable supplier relationships and arrangements, economic and political conditions, the ability to penetrate existing, developing and emerging markets, which also depends on economic and political conditions, foreign exchange rates and fluctuations in those rates. Further, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.

/s/ Stan Lis

Stan Lis

President and C.E.O.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TROOPER TECHNOLOGIES INC.

/s/ Casey Forward
By:
Casey Forward, Chief Financial Officer

Date: September 5, 2001